UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                                     Enterprise Informatics, Inc.

(Name of Issuer)

   Common Stock, no par value

(Title of Class of Securities)

                       29372R109

(CUSIP Number)

Brett Lawrence, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

                          (212) 806-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

    September 30, 2007

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

                                                                                                                      Page 2 of 14 Pages

1     Names of Reporting Persons

       I.R.S. Identification Nos. of above persons (entities only).

                 ERP2 HOLDINGS, LLC

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                 WC

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                       [   ]

6     Citizenship or Place of Organization

                 Delaware

                                        7     Sole Voting Power
   Number of                                      0
    shares of
Common Stock               8     Shared Voting Power
   Beneficially                                     27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
     Reporting                                      0
       Person
         With                       10    Shared Dispositive Power
                                                          27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                            [   ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      OO

                                                                                                                       Page 3 of 14 Pages

1     Names of Reporting Persons

        I.R.S. Identification Nos. of above persons (entities only).

                    SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                    AF

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6     Citizenship or Place of Organization

                     Cayman Islands

                                       7     Sole Voting Power
   Number of                                      0
     shares of
Common Stock               8     Shared Voting Power
   Beneficially                                     27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
      Reporting                                     0
       Person
         With                       10    Shared Dispositive Power
                                                           27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                           27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                                      [   ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      PN

                                                                                                                                Page 4 of 14 Pages

1      Names of Reporting Persons

        I.R.S. Identification Nos. of above persons (entities only).

                   SOUTHPAW ASSET MANAGEMENT LP

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                   AF

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6     Citizenship or Place of Organization

                     Delaware

                                        7     Sole Voting Power
   Number of                                      0
    shares of
Common Stock               8     Shared Voting Power
   Beneficially                                     27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
     Reporting                                      0
       Person
         With                       10    Shared Dispositive Power
                                                          27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                                      [    ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      PN

                                                                                                                               Page 5 of 14 Pages

1     Names of Reporting Persons

        I.R.S. Identification Nos. of above persons (entities only).

                     SOUTHPAW HOLDINGS LLC

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                    AF

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6     Citizenship or Place of Organization

                     Delaware

                                       7     Sole Voting Power
   Number of                                     0
     shares of
Common Stock               8     Shared Voting Power
   Beneficially                                    27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
      Reporting                                    0
       Person
         With                       10    Shared Dispositive Power
                                                           27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                                      [   ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      OO

                                                                                                                               Page 6 of 14 Pages

1     Names of Reporting Persons

        I.R.S. Identification Nos. of above persons (entities only).

                     KEVIN WYMAN

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                     AF

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6     Citizenship or Place of Organization

                     United States

                                        7     Sole Voting Power
   Number of                                      0
    shares of
Common Stock               8     Shared Voting Power
   Beneficially                                    27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
     Reporting                                     0
       Person
         With                       10    Shared Dispositive Power
                                                          27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                                      [   ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      IN

                                                                                                                               Page 7 of 14 Pages

1     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).

                    HOWARD GOLDEN

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    a. [   ]

                                                                    b. [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                    AF

5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6     Citizenship or Place of Organization

                     United States

                                        7     Sole Voting Power
   Number of                                      0
    shares of
Common Stock               8     Shared Voting Power
   Beneficially                                     27,408,248
    Owned By
        Each                        9     Sole Dispositive Power
     Reporting                                      0
       Person
         With                       10    Shared Dispositive Power
                                                          27,408,248

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          27,408,248

12     Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

                                                           [   ]

13     Percent of Class Represented By Amount in Row (11)

                                                          55.6%

14     Type of Reporting Person (See Instructions)

                      IN

Page 8 of 14 Pages

Item 1. Security and Interest

This Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Enterprise Informatics, Inc. (the “Issuer”), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive office of the Issuer is 10052 Mesa Ridge Court, Suite 100, San Diego, CA 92121.

Item 2. Identity and Background

(a), (f) This statement is filed by (i) ERP2 Holdings, LLC, a Delaware limited liability company (the “LLC”), (ii) Southpaw Credit Opportunity Master Fund LP (the “Fund”), a Cayman Islands limited partnership, (iii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, (iv) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, (v) Kevin Wyman, a citizen of the United States, and (vi) Howard Golden, a citizen of the United States (the persons mentioned in (i), (ii) (iii), (iv), (v) and (vi) are referred to as the “Reporting Persons”). The Fund and a separate managed account managed by Southpaw Management (the “Managed Account”) hold the majority of the interests in the LLC.

(b) The business address of the LLC is 694 Weed Street, New Canaan, CT 06840, c/o Richard Shorten. The business address of each of the other Reporting Persons is Four Greenwich Office Park, Greenwich, CT 06831.

(c) The LLC serves as a holding company for the shares of Common Stock and other interests in the Issuer. The Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership, and, together with the Managed Account, holds the majority of the interests in the LLC. Southpaw Management provides investment management services to private individuals and institutions, including the Fund and the Managed Account. Southpaw Holdings serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 30, 2007, the LLC entered into a Securities Purchase Agreement (the “Agreement”), dated as of September 30, 2007, by and among the LLC, Spescom Limited, a South African corporation (“Spescom SA”), and its wholly owned subsidiary, Spescom Ltd., a United Kingdom corporation (“Spescom UK and, together with Spescom

Page 9 of 14 Pages

SA, “Spescom ”), which provided for the purchase by the LLC from Spescom of (i) 15,650,471 shares of Common Stock, (ii) 5,291 shares of the Series F Convertible Preferred Stock of the Issuer (the “Series F Preferred Stock”), (iii) two demand notes payable to Spescom UK in the amount of $676,138.40 (as of September 30, 2007) (the “Demand Notes”) and (iv) certain contract rights and other interests held by Spescom in connection with its ownership of the Common Stock, the Series F Preferred Stock and the Demand Notes (the “Contract Rights”), for an aggregate purchase price of $2,500,000. The Contract Rights include all rights of Spescom SA and/or Spescom UK under (a) the Stock Purchase Agreement, dated January 14, 2000, by and between the Issuer and Spescom SA, including the right to appoint two directors to the board of directors of the Issuer (the “Board of Directors”); (b) the Security Agreement, dated March 15, 2002, by and between the Issuer, Spescom SA and Spescom UK; (c) the Pledge Agreement, dated March 15, 2002, by and between the Issuer, Spescom UK and Solomon Ward Seidenwurm & Smith, LLP and (d) the Debt Conversion Agreement, dated September 30, 2003, by and between the Issuer, Spescom SA and Spescom UK. The source of funds for the purchase reported in this statement was the working capital of the LLC, the Fund and one of its managed accounts.

This brief description of the Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is annexed hereto as Exhibit 2, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4. The Reporting Persons acquired shares of Common Stock and Series F Preferred Stock for portfolio investment purposes, in the ordinary course of business. Pursuant to the Contract Rights purchased from Spescom in the Agreement, the LLC will have the right to designate two directors for appointment to the Board of Directors. In addition, the Agreement provides that Spescom will cause the two members of the Board of Directors nominated by Spescom pursuant to the Contract Rights to resign prior to the closing of the Agreement. Pursuant to the Contract Rights, the LLC intends to designate Richard Shorten and Steve Lee for appointment to the Board of Directors. Except as contemplated in this Item 4, no Reporting Persons has any plan or proposal of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intends to continuously review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the plans or proposals referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the

Page 10 of 14 Pages

Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

As part of the Reporting Persons’ ongoing review of their investments in the Issuer, the LLC will from time to time hold talks or discussions with, write letters to, and respond to inquiries from varying parties, including, without limitation, the Board of Directors, management or representatives, other shareholders, existing or potential strategic partners or competitors, industry analysts, investment and financial professionals, and other persons or entities regarding the Issuer’s affairs and strategic alternatives. In addition, the LLC may in its sole and absolute discretion take such action as it deems necessary to preserve the value of its investments in the Issuer through bankruptcy court action, litigation or other similar strategies.

Item 5. Interest in Securities of the Issuer

(a)     As of October 10, 2007, the LLC is a direct beneficial owner of 27,408,248 shares of Common Stock (the “Shares ”) of the Issuer, which consists of (i) 15,650,471 shares of Common Stock held by the LLC and (ii) 11,757,777 shares of Common Stock that can be obtained by the LLC upon conversion of the shares of Series F Preferred Stock held by the LLC. The Fund holds the majority of the interests in the LLC; Southpaw Management serves as the investment manager of the Fund and receives a performance-based and an asset-based fee for managing the investments of the Fund; Southpaw Holdings is the general partner of Southpaw Management; Mr. Wyman is the Majority Manager of the LLC and a principal of Southpaw Holdings; and Mr. Golden is a principal of Southpaw Holdings. By reason of such relationships, the Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Shares. The Shares represent 55.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (A) the 27,408,248 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (B) (x) 37,503,523 shares of Common Stock outstanding as of August 14, 2007, based upon the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission pursuant to the Act, on August 14, 2007 plus (y) 11,757,777 shares of Common Stock that can be obtained by the Reporting Persons upon the conversion of the shares of Series F Preferred Stock beneficially owned by the Reporting Persons.

(b) The Reporting Persons have the power to vote and dispose of the Shares held by the LLC. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 27,408,248 shares of Common Stock owned by the LLC. Pursuant to Rule 13d-4, the Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

(c) Not Applicable.

(d) Not Applicable.

                                                                                                          Page 11 of 14 Pages

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 10, 2007, by and among the Reporting Persons.
2	Securities Purchase Agreement, dated as of September 30, 2007, by and among the LLC and Spescom.

                                                                                                         Page 12 of 14 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 10, 2007                                         ERP2 Holdings, LLC

By:     /s/ Kevin Wyman

Name: Kevin Wyman

Title: Majority Manager

Southpaw Credit Opportunities Master Fund LP

By: Southpaw GP LLC,

      its general partner

By:    /s/ Kevin Wyman

Name: Kevin Wyman

Title: Manager

Southpaw Asset Management LP

By: Southpaw Holdings LLC,

       its general partner

By    /s/ Kevin Wyman

Name: Kevin Wyman

Title: Manager

Southpaw Holdings, LLC

By:    /s/ Kevin Wyman

Name: Kevin Wyman

Title: Manager

                                                                                                        Page 13 of 14 Pages

By:    /s/ Kevin Wyman

     Kevin Wyman

By:     /s/ Howard Golden

      Howard Golden

                                                                                                          Page 14 of 14 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 10, 2007, by and among the Reporting Persons.
2	Securities Purchase Agreement, dated as of September 30, 2007, by and among the LLC and Spescom.